RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated February 8, 2011

Pricing Supplement Dated February __, 2011 to the
Product Prospectus Supplement ML-FX-1 Dated February 7, 2011,
Prospectus Dated January 28, 2011, and
Prospectus Supplement Dated January 28, 2011
$ __________ Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. the Euro, Due February 26, 2016 Royal Bank of Canada

Royal Bank of Canada is offering the Currency Linked Notes (the “Notes”) linked to the performance of the EUR/USD exchange rate, which measures the number of U.S. dollars required to purchase one euro as described below.

The CUSIP number for the Notes is 78008KJ61. The Notes provide a 200% participation rate if the value of the U.S. dollar increases against the value of the euro, subject to the Maximum Redemption Amount of [130%-140%] of the principal amount of the Notes (to be determined on the Pricing Date). The Notes do not pay interest and investors are subject to one-for-one loss of the principal amount of the Notes for any percentage decrease in the value of the U.S. dollar against the euro of up to -10%, any decrease in the value of the U.S. dollar against the euro of more than 10% will result in repayment of 90% of your principal amount. Any payments on the Notes are subject to our credit risk.

Issue Date: February 28, 2011

Maturity Date: February 26, 2016

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors Specific to the Notes” beginning on page PS-3 of the product prospectus supplement dated February 7, 2011.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commissions	%	$
Proceeds to Royal Bank of Canada	%	$

The price at which you purchase the Notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $22.50 per $1,000 in principal amount of the Notes. If the Notes priced on the date of this terms supplement, the price of the Notes would also include a profit of $10.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the Notes. In no event will the total of the commission received by RBCCM and the hedging profits of Royal Bank of Canada, exceed $47.50 per $1,000 in principal amount of the Notes.

We may use this terms supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Reference Asset:
The EUR/USD exchange rate, which measures the number of U.S. dollars required to purchase one euro.  This exchange rate will increase when the euro strengthens relative to the U.S. dollar, and will decrease when the euro weakens relative to the U.S. dollar.

The level of the Reference Asset will be determined based upon Reuters Page WMRSPOT05 (or any applicable successor page) published at approximately 4:00 p.m., London time, on the Pricing Date and the Valuation Date.

If the exchange rate is not so quoted on the above page, the exchange rate will be determined as described in “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” in the product prospectus supplement.

Initial Level:	The EUR/USD exchange rate on the Pricing Date of the notes.

Final Level:	The EUR/USD exchange rate on the Valuation Date.

Specified Currency of the Notes:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	February 23, 2011

Issue Date:	February 28, 2011

CUSIP:	78008KJ61

Maximum Redemption Amount:	[130% - 140%] multiplied by the principal amount (to be determined on the Pricing Date)

Minimum Redemption Amount:	90% multiplied by the principal amount, subject to our credit risk.

Payment at Maturity (if held to maturity):
The Payment at Maturity will be calculated as follows:

If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per Note equal to the lesser of:

1. Principal Amount + [(Principal Amount × Percentage Change) × Participation Rate]; and
2. Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than -10% (that is, the Percentage Change is between zero and -10.00%), then the investor will receive an amount per $1,000 principal amount per Note equal to:

Principal Amount + (Principal Amount × Percentage Change)

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

If, on the Valuation Date, the Percentage Change is negative, by more than -10.00% (that is, the Percentage Change is between -10.01% and -100%), then the investor will receive a cash payment equal to the Minimum Redemption Amount.

Percentage Change:	Initial Level — Final Level Final Level The Percentage Change will be expressed as a percentage and rounded to four decimal places.

Participation Rate:	200%

Valuation Date:	February 23, 2016, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated February 7, 2011.

Maturity Date:	February 26, 2016, subject to extension for market disruptions, as described in “—Payment at Maturity” in the product prospectus supplement dated February 7, 2011.

Term:	Approximately five (5) years

Principal at Risk:	The Notes are NOT principal protected. You may lose up to 10% of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than -10%.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

U.S. Tax Treatment:
We intend to treat the Notes as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the Notes. You may call RBC Capital Markets, LLC toll free at (866) 609-6009 to obtain this information. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated February 7, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated February 7, 2011, as modified by this terms supplement.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated February 7, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated February 7, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated February 7, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000415/d23110424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

HYPOTHETICAL RETURNS

The examples set forth below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or any trading day prior to the Maturity Date. Each example assumes that a holder has purchased Notes with an aggregate principal amount of $1,000, the Participation Rate of 200%, a Maximum Redemption Amount of 135% of the principal amount (the midpoint of the Maximum Redemption Amount range of 130% and 140% of the principal amount), the Minimum Redemption Amount of 90% of the principal amount, and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5.00%) x 200%= $1,000 + $100= $1,100

	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,100, a 10% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount)..

	Percentage Change:	40%

	Payment at Maturity:	$1,000 + ($1,000 x 40.00%) x 200% = $1,000 + $800.00 = $1,800

	On a $1,000 investment, a 40.00% Percentage Change results in a Payment at Maturity of $1,350, a 35% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than -10%).

	Percentage Change:	-5%

	Payment at Maturity:	$1,000 + ($1,000 x -5.00%) = $1,000 - $50 = $950

	On a $1,000 investment, a -5% Percentage Change results in a Payment at Maturity of $950, a -5% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than -10%).

	Percentage Change:	-20%

	Payment at Maturity:	At maturity, if the Percentage Change is negative AND more than -10%, then the Payment at Maturity will equal the Minimum Redemption Amount.

	On a $1,000 investment, a -20% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

HISTORICAL INFORMATION

The graphs below set forth information relating to the historical performance of the Reference Asset from January 1, 2000 to February 3, 2011. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing rates of the Reference Asset. The information provided in the table is for the four calendar quarters of 2008, 2009, and 2010, as well as for the period from January 1, 2011 to February 3, 2011.

We obtained the information regarding the historical performance of the Reference Asset in the tables and charts below from Bloomberg Financial Markets (“Bloomberg”). We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of their future performance, and no assurance can be given as to the rates of the Reference Asset on the Valuation Date.

Period-Start Date	Period-End Date	High Intra-Day Rate of the Reference Asset	Low Intra-Day Rate of the Reference Asset	Period-End Closing Rate of the Reference Asset

1/1/2008	3/31/2008	1.5903	1.4365	1.5788
4/1/2008	6/30/2008	1.6019	1.5285	1.5755
7/1/2008	9/30/2008	1.6038	1.3883	1.4092
10/1/2008	12/31/2008	1.4719	1.2330	1.3971

1/1/2009	3/31/2009	1.4058	1.2457	1.3250
4/1/2009	6/30/2009	1.4338	1.2886	1.4033
7/1/2009	9/30/2009	1.4844	1.3833	1.4640
10/1/2009	12/31/2009	1.5144	1.4218	1.4321

1/1/2010	3/31/2010	1.4579	1.3268	1.3510
4/1/2010	6/30/2010	1.3692	1.1877	1.2238
7/1/2010	9/30/2010	1.3683	1.2194	1.3634
10/1/2010	12/31/2010	1.4282	1.2969	1.3384

1/1/2011	2/3/2011	1.3862	1.2867	1.3634

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Currency Linked Notes Linked to the Bullish Performance of the U.S. Dollar v. Euro, Due February 26, 2016

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 28, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 28, 2011. See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

RBC Capital Markets, LLC